UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2018 RESULTS1,2

Santiago, Chile, May 9, 2018 – CCU announced today its consolidated financial and operating results for the first quarter 2018, which ended March 31, 2018:

•          Consolidated Volumes increased 3.7%. The volume variation per Operating segment was as follows:

o   Chile (1.7)%

o   International Business 22.1%

o   Wine (6.8)%

•          Net sales increased 5.2%, due to 3.7% volume growth and 1.5% higher average prices in CLP.

•          EBITDA increased 12.3%. EBITDA variation per Operating segment was as follows:

o   Chile 6.8%

o   International Business 65.9%

o   Wine (48.6)%

•          Net income reached CLP 56,745 million, an increase of 21.8%.

•          Earnings per share reached CLP 153.6 per share.

Key figures	1Q 18	1Q 17	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	7,610	7,336	3.7
Net sales	472,163	448,686	5.2
Gross profit	264,318	246,259	7.3
EBIT	90,799	78,869	15.1
EBITDA	112,570	100,231	12.3
Net income	56,745	46,598	21.8
Earnings per share (CLP)	153.6	126.1	21.8

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release shall be deemed to refer to 1Q18 compared to 1Q17, unless otherwise stated.

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 9

PRESS RELEASE

COMMENTS FROM THE CEO

We began 2018 with a solid first quarter, delivering CLP 112,570 million in EBITDA, which represented 12.3% growth compared to the same period last year. Net sales increased 5.2%, driven by 3.7% volume growth and 1.5% higher average prices in CLP. The consolidated Gross margin improved by 110 bps, from 54.9% to 56.0%, primarily due to our revenue management initiatives, production and procurement efficiencies, and the appreciation of the CLP, which reduced our USD-denominated costs. These positive drivers were partially offset by a higher cost of wine and the unfavorable cost impact of the depreciation of the ARS against the USD. Our MSD&A as a percentage of Net sales improved by 76 bps, from 37.6% to 36.9%, primarily due to efficiencies from our ExCCelencia CCU program and greater economies of scale in our International Business Operating segment. All-in, our EBITDA margin improved by 150 bps, from 22.3% to 23.8%. Net income for the period reached CLP 56,745 million, an increase of 21.8%.

In the Chile Operating segment, our top-line grew 3.7%, driven by 5.6% higher average prices, which more than offset the 1.7% decrease in volumes. The decrease in volumes is primarily explained by a high comparison base in the Non-Alcoholic category, especially in Water, as a result of last year’s wildfires and high temperatures in January. Gross margin improved by 205 bps due to revenue management efforts, cost efficiencies, lower USD-denominated costs as result of the 8.2% appreciation of the CLP against the USD, and a positive product mix effect. MSD&A expenses as a percentage of Net sales increased by 113 bps, primarily due to investments in marketing initiatives and less dilution of fixed distribution expenses. As a result, EBITDA grew 6.8%, reaching CLP 85,241 million, and the EBITDA margin expanded by 79 bps, to 28.2%.

In the International Business Operating segment, which includes Argentina, Uruguay and Paraguay, we reported top-line growth of 16.0%, driven by volumes that increased 22.1%. While all three countries reported volume growth, the main driver was Argentina, where we continue to see an increase in per capita beer consumption and positive results from our convenience packaging strategy, which is gaining traction, creating new consumer occasions. While the average price per hectoliter decreased 5.1% in CLP, in local currency pricing was above inflation. Our Gross margin was relatively stable at 60.6%, given that gains from an increase in scale and cost efficiencies were offset by higher direct costs due to the 25.5% depreciation of the ARS/USD and a 16.0% increase in aluminum prices. Our MSD&A expenses as a percentage of Net sales saw a significant 724 bps improvement, primarily due to efficiencies from the ExCCelencia CCU program and fixed expense dilution from increased volumes. As a result, EBITDA increased 65.9%, reaching CLP 26,221 million, with an EBITDA margin improvement of 602 bps, from 14.0% to 20.0%.

On May 2nd, CCU Argentina and Anheuser-Busch InBev S.A./N.V.(ABI) executed the contracts in which CCU Argentina terminated in advance the Budweiser trademark license agreement in exchange for a portfolio of brands representing similar volumes, following the final approval from Argentina’s National Commission in Defense of the Competition (CNDC) on April 27th. In the transaction, CCU received the following brands: Isenbeck, Norte, Iguana, Báltica, and Diosa, as well as the licenses for Warsteiner and Groslch. The transaction also includes an initial cash payment to CCU Argentina of USD 306 million, plus USD 10 million for the production of Budweiser for the first year, and up to USD 28 million per year, for up to three years, depending on the timing and volume of the transition of the production and/or commercialization of the agreed upon brands to CCU Argentina (all payments are pre-tax).

The Wine Operating segment reported a top-line decrease of 7.6%, explained by 6.8% lower volumes and 0.9% lower average prices in CLP. The decrease in volumes is due to the high comparison base and lower sales in our export markets, primarily in Japan. Domestic volumes grew 9.9% this quarter. The average price in CLP was lowered by the appreciation of the CLP/USD, which impacted our export revenue. Gross margin decreased by 607 bps, from 38.0% to 31.9%, pressured by the lower average price in CLP and by the 8.8% higher Cost of sales per hectoliter, following the weak 2016 and 2017 harvests. The segment reported CLP 3,971 million in EBITDA, a 48.6% decrease, with an EBITDA margin of 9.5%, a contraction of 756 bps.

In Colombia, where we have a joint venture with Postobón, we continue to make progress on our three million hectoliter plant, which we expect will begin production in 2018. As stated in the past, our plan in Colombia is to launch a national portfolio, which will complement our current portfolio of international premium beer brands.

Our first quarter results have kicked off the year with positive momentum. Over the course of 2018, we will continue to implement our sustainable and profitable growth strategy supported by our ExCCelencia CCU program in all of our operating segments, through further revenue management initiatives, efficiency gains, focus on execution and our strong portfolio of brands.

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 9

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FIRST QUARTER (Exhibit 1 & 2)

•          Net sales increased 5.2% as a result of 3.7% higher volumes and 1.5% higher average prices in CLP. Consolidated volume growth was driven by a 22.1% increase in volumes in the International Business Operating segment, partially offset by volume decreases of 1.7% and 6.8% in the Chile and Wine Operating segments, respectively. The 1.5% higher average prices in CLP was driven by revenue management activities in all operating segments, partially offset by the negative impact of the appreciation of the CLP in the wine export business and the 36.6% depreciation of the ARS against the CLP, which reduced the contribution from Argentina measured in CLP.

•          Cost of sales increased 2.7%, mostly due to the 3.7% increase in volume. The Chile Operating segment reported a 0.7% increase in cost of sales per hectoliter, explained by a higher cost of aluminum, partially offset by production and procurement efficiencies and the 8.2% appreciation of the CLP against the USD, which reduced our USD-denominated costs. In the International Business Operating segment, the cost of sales per hectoliter decreased 4.8%, mainly due to efficiencies and scale effects on fixed manufacturing costs, partially offset by the impact on USD-denominated costs of the 25.5% depreciation of the ARS against the USD and the higher cost of aluminum. In the Wine Operating segment, the increase of 8.8% in the cost of sales per hectoliter was due to the higher cost of wine, following the weak 2016 and 2017 harvests in Chile.

•          Gross profit reached CLP 264,318 million, an increase of 7.3%, resulting in a 110 basis point improvement in our Gross margin.

•          MSD&A increased 3.1%, while MSD&A as a percentage of Net sales decreased 76 basis points. In the Chile Operating segment our MSD&A as a percentage of Net sales increased 113 bps, primarily as a result of marketing initiatives and less dilution of fixed distribution expenses. In the International Business Operating segment, logistic efficiencies and scale benefits, due to our strong volume growth, enabled us to achieve a 724 bps decrease in our MSD&A as a percentage of Net sales, despite high inflation levels in Argentina. In the Wine Operating segment our MSD&A as a percentage of Net sales increased 215 bps, from 25.3% to 27.5%.

•          EBIT reached CLP 90,799 million, an increase of 15.1%.

•          EBITDA reached CLP 112,570 million an increase of 12.3%, driven primarily by the International Business and Chile Operating segments, which reported EBITDA growth of 65.9% and 6.8%, respectively, partially offset by the Wine Operating segment, which reported a 48.6% decrease in EBITDA. Our consolidated EBITDA margin improved 150 bps, from 22.3% to 23.8%.

•          Non-operating result improved by 11.1%, reaching a loss of CLP 8,273 million compared to a loss of CLP 9,302 million last year, primarily as a result of lower Net financial expenses and a decrease in the loss on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets, as reported as part of Other gains/(losses), partially offset by lower income from our Joint Ventures.

•          Income tax increased 24.2%, driven by higher consolidated taxable income and the increase of the First Category Income tax rate in Chile from 25.5% to 27.0%. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by the positive impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the CLP against the USD.

•          Net income reached CLP 56,745 million, a 21.8% increase.

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 9

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line grew 3.7%, driven by 5.6% higher average prices, which more than offset the 1.7% decrease in volumes. The decrease in volumes is primarily explained by a high comparison base in the Non-Alcoholic category, especially in Water, as a result of last year’s wildfires and high temperatures in January. Gross margin improved by 205 bps due to revenue management efforts, cost efficiencies, lower USD-denominated costs as result of the 8.2% appreciation of the CLP against the USD, and a positive product mix effect. MSD&A expenses as a percentage of Net sales increased by 113 bps, primarily due to investments in marketing initiatives and less dilution of fixed distribution expenses. As a result, EBITDA grew 6.8%, reaching CLP 85,241 million, and the EBITDA margin expanded by 79 bps, to 28.2%.

In February, CCU launched Heineken 0.0 in Chile, the first country in Latin America to offer this non-alcoholic premium brand. Heineken 0.0 is currently imported and we plan to begin local production in Chile in the second half of 2018. Heineken 0.0 joins CCU’s portfolio of non-alcoholic beers, which includes Cristal Cero and Kunstmann Sin Alcohol.

Also this quarter, CCU’s plant in the city of Temuco became the first of its production and bottling facilities to receive the Zero Trash certification from Chilean waste management company Eco-lógica. The Temuco plant achieved the Zero Trash goal of no longer generating industrial waste that is sent to landfills by implementing a management system that reduces, reuses and recycles its waste.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Uruguay and Paraguay, we reported top-line growth of 16.0%, driven by volumes that increased 22.1%. While all three countries reported volume growth, the main driver was Argentina, where we continue to see an increase in per capita beer consumption and positive results from our convenience packaging strategy, which is gaining traction, creating new consumer occasions. While the average price per hectoliter decreased 5.1% in CLP, in local currency pricing was above inflation. Our Gross margin was relatively stable at 60.6%, given that gains from an increase in scale and cost efficiencies were offset by higher direct costs due to the 25.5% depreciation of the ARS/USD and a 16.0% increase in aluminum prices. Our MSD&A expenses as a percentage of Net sales saw a significant 724 bps improvement, primarily due to efficiencies from the ExCCelencia CCU program and fixed expense dilution from increased volumes. As a result, EBITDA increased 65.9%, reaching CLP 26,221 million, with an EBITDA margin improvement of 602 bps, from 14.0% to 20.0%.

On May 2nd, CCU Argentina and Anheuser-Busch InBev S.A./N.V.(ABI) executed the contracts in which CCU Argentina terminated in advance the Budweiser trademark license agreement in exchange for a portfolio of brands representing similar volumes, following the final approval from Argentina’s National Commission in Defense of the Competition (CNDC) on April 27th. In the transaction, CCU received the following brands: Isenbeck, Norte, Iguana, Báltica, and Diosa, as well as the licenses for Warsteiner and Groslch. The transaction also includes an initial cash payment to CCU Argentina of USD 306 million, plus USD 10 million for the production of Budweiser for the first year, and up to USD 28 million per year, for up to three years, depending on the timing and volume of the transition of the production and/or commercialization of the agreed upon brands to CCU Argentina (all payments are pre-tax).

3. WINE OPERATING SEGMENT

The Wine Operating segment reported a top-line decrease of 7.6%, explained by 6.8% lower volumes and 0.9% lower average prices in CLP. The decrease in volumes is due to the high comparison base and lower sales in our export markets, primarily in Japan. Domestic volumes grew 9.9% this quarter. The average price in CLP was lowered by the appreciation of the CLP/USD, which impacted our export revenue. Gross margin decreased by 607 bps, from 38.0% to 31.9%, pressured by the lower average price in CLP and by the 8.8% higher Cost of sales per hectoliter, following the weak 2016 and 2017 harvests. The segment reported CLP 3,971 million in EBITDA, a 48.6% decrease, with an EBITDA margin of 9.5%, a contraction of 756 bps.

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 9

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan markets.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean domestic market.

•         Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 9

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 9

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2018)
First Quarter	2018	2017	Total
	(CLP million)		Change %
Net sales	472,163	448,686	5.2
Cost of sales	(207,845)	(202,427)	2.7
% of Net sales	44.0	45.1
Gross profit	264,318	246,259	7.3
MSD&A	(174,136)	(168,889)	3.1
% of Net sales	36.9	37.6
Other operating income/(expenses)	616	1,500	(58.9)
EBIT	90,799	78,869	15.1
EBIT margin	19.2	17.6
Net financial expenses	(3,424)	(4,458)	(23.2)
Equity and income of JVs and associated	(2,992)	(2,232)	34.0
Foreign currency exchange differences	(804)	(619)	29.9
Results as per adjustment units	(104)	(166)	(37.4)
Other gains/(losses)	(950)	(1,827)	(48.0)
Non-operating result	(8,273)	(9,302)	(11.1)
Income/(loss) before taxes	82,526	69,567	18.6
Income taxes	(21,683)	(17,456)	24.2
Net income for the period	60,843	52,111	16.8

Net income attributable to:
The equity holders of the parent	56,745	46,598	21.8
Non-controlling interest	(4,097)	(5,513)	(25.7)

EBITDA	112,570	100,231	12.3
EBITDA margin	23.8	22.3

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	153.6	126.1	21.8
Earnings per ADR (CLP)	307.1	252.2	21.8

Depreciation	21,772	21,362	1.9
Capital Expenditures	28,932	30,955	(6.5)

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 9

PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	Total %	2018	2017	Total %	2018	2017	Total %
Volumes	5,187	5,277	(1.7)	2,126	1,741	22.1	296	318	(6.8)
Net sales	302,562	291,633	3.7	131,155	113,104	16.0	41,931	45,394	(7.6)
Net sales (CLP/HL)	58,332	55,263	5.6	61,681	64,969	(5.1)	141,435	142,701	(0.9)
Cost of sales	(128,699)	(130,026)	(1.0)	(51,710)	(44,460)	16.3	(28,545)	(28,148)	1.4
% of Net sales	42.5	44.6		39.4	39.3		68.1	62.0
Gross profit	173,863	161,608	7.6	79,446	68,644	15.7	13,386	17,246	(22.4)
% of Net sales	57.5	55.4		60.6	60.7		31.9	38.0
MSD&A	(104,426)	(97,370)	7.2	(57,019)	(57,365)	(0.6)	(11,530)	(11,506)	0.2
% of Net sales	34.5	33.4		43.5	50.7		27.5	25.3
Other operating income/(expenses)	(212)	364		255	839		283	115
EBIT	69,224	64,602	7.2	22,681	12,118	87.2	2,139	5,854	(63.5)
EBIT Margin	22.9	22.2		17.3	10.7		5.1	12.9
EBITDA	85,241	79,846	6.8	26,221	15,801	65.9	3,971	7,731	(48.6)
EBITDA Margin	28.2	27.4		20.0	14.0		9.5	17.0

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	Total %	2018	2017	Total %
Volumes				7,610	7,336	3.7
Net sales	(3,485)	(1,446)	141.0	472,163	448,686	5.2
Net sales (CLP/HL)				62,048	61,161	1.5
Cost of sales	1,108	207	434.8	(207,845)	(202,427)	2.7
% of Net sales				44.0	45.1
Gross profit	(2,376)	(1,239)	91.8	264,318	246,259	7.3
% of Net sales				56.0	54.9
MSD&A	(1,161)	(2,649)	(56.2)	(174,136)	(168,889)	3.1
% of Net sales				36.9	37.6
Other operating income/(expenses)	292	183		616	1,500
EBIT	(3,246)	(3,705)	(12.4)	90,799	78,869	15.1
EBIT Margin				19.2	17.6
EBITDA	(2,862)	(3,147)	(9.0)	112,570	100,231	12.3
EBITDA Margin				23.8	22.3

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 9

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31	Total Change%
	2018	2017
	(CLP million)
ASSETS
Cash and cash equivalents	206,694	170,045	21.6
Other current assets	488,081	560,235	(12.9)
Total current assets	694,775	730,280	(4.9)

PP&E (net)	919,221	917,913	0.1
Other non current assets	346,862	328,036	5.7
Total non current assets	1,266,082	1,245,949	1.6
Total assets	1,960,857	1,976,229	(0.8)

LIABILITIES
Short term financial debt	105,716	53,592	97.3
Other liabilities	374,183	415,158	(9.9)
Total current liabilities	479,899	468,749	2.4

Long term financial debt	160,853	161,002	(0.1)
Other liabilities	120,903	119,649	1.0
Total non current liabilities	281,755	280,651	0.4
Total Liabilities	761,654	749,400	1.6

EQUITY
Paid-in capital	562,693	562,693	(0.0)
Other reserves	(199,681)	(178,075)	12.1
Retained earnings	743,476	716,459	3.8
Total equity attributable to equity holders of the parent	1,106,488	1,101,077	0.5
Non - controlling interest	92,715	125,752	(26.3)
Total equity	1,199,203	1,226,829	(2.3)
Total equity and liabilities	1,960,857	1,976,229	(0.8)

OTHER FINANCIAL INFORMATION

Total Financial Debt	266,569	214,593	24.2

Net Financial Debt	59,875	44,549	34.4

Liquidity ratio	1.45	1.56
Total Financial Debt / Capitalization	0.18	0.15
Net Financial Debt / EBITDA	0.18	0.14

Corporate office address: Vitacura 2670, 26th floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 9, 2018